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 **App App**

 **Kutztown University of Pennsylvania**

Todd Folk · 2nd

Co-Founder at App App

Weehawken, New Jersey · 471 connections · **Contact info**

About

Entreprenuer at heart and in practice. I am here to solve problems in a fun and different way.

Experience



Co-Founder

App App

Sep 2017 – Present · 2 yrs 2 mos

Greater New York City Area

App App is a subscription based mobile platform where users receive a complimentary appetizer every day from our partner restaurants.

Beta Launch March 2018

Sign up at app-app.co



Head of Business Development

FoodtoEat

Dec 2016 – Jun 2017 · 7 mos

300 Park Ave



Head of Sales

District Co

Jun 2016 – Aug 2016 · 3 mos

- Custom build and maintain CRM system
- Create sales and marketing strategies
- Oversee and train staff/interns in sales and marketing.
- Create sales drip campaigns



Outside Sales Representative

Cater2.me

Aug 2015 – Jun 2016 · 11 mos

Greater New York City Area

- Prospecting of leads
- Working with clients to help on-boarding them
- Cultivating relationships with clients
- Building partnerships with other companies to expand potential reach... See more

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Co Owner

Spark Syndicate, Inc.
Oct 2010 – Mar 2015 · 4 yrs 6 mos
Kutztown, PA
- Training of sales staff, including best practices, closing, upselling, and prospecting
- Analyzing data of KPIs using various programs, including Quickbooks & Excel
- Creating e-mail drip campaigns
- Spearheading a full sales system overhaul, including building out the system, and... See more

Show 1 more experience ⌄

Education



Kutztown University of Pennsylvania
Business Administration, Management and Operations
2006 – 2011
Activities and Societies: Student Government, SIFE

- Student Government for 3 years,
- Developed and oversaw massive structural changes
- Spearheaded student/faculty relations during early stages of AACSB accreditation.
- Oversaw and dispersed budgets for over 100 student organization

Skills & Endorsements

Customer Service · 16

 Endorsed by **3 of Todd's colleagues at Cater2.me**

Social Media · 12

 Endorsed by **2 of Todd's colleagues at Cater2.me**

Management · 12

 Endorsed by **3 of Todd's colleagues at Cater2.me**

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Recommendations

Received (0)   Given (1)



Merica A.
Degree Candidate in M.S.
Real Estate Development at
Columbia University Class
of 2019
August 2, 2016, Todd managed
Merica directly

Merica was a fantastic addition to District CoWork. Her enthusiasm, willingness to learn, and drive to tackle new projects were only matched by her creativity and desire to excel at each step. What I respected most though, was the fact that she wasn't afraid to do the tedious and boring work nece... **See more**

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